FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 15, 2023

Mark Cowan

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Hermes Treasury Obligations Fund (“TOF”)

Select Shares

Advisor Shares

Administrative Shares

Cash Management Shares

Premier Shares

Federated Hermes U.S. Treasury Cash Reserves (“USTCR”)

Select Shares

Advisor Shares

Administrative Shares

Premier Shares

Federated Hermes Trust for U.S. Treasury Obligations (“TTO”)

Service Shares

(each a “Fund” and collectively, the “Funds”)

1933 Act File No. 033-31602

1940 Act File No. 811-05950

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to further comments received from the Staff of the Securities and Exchange Commission (“Staff”) provided on June 13, 2023 regarding the Registrant’s filings as detailed below (the “Filings”):

TOF and USTCR Filed on February 24, 2023
Post-Effective Amendment No. 248 under the Securities Act of 1933, as amended
Amendment No. 250 under the Investment Company Act of 1940, as amended
Staff Comments received April 18, 2023

TTO Filed on March 21, 2023
Post-Effective Amendment No 249 under the Securities Act of 1933, as amended
Amendment No. 251 under the Investment Company Act of 1940, as amended
Staff Comments received on April 20, 2023

Unless noted otherwise, comments and responses apply to all Funds. References to original comments relate to the prior correspondence filed on June 2, 2023 in connection with the Filings.

COMMENT 1. General Comments

1.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
2.	The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.
3.	Please make sure the response includes the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the correspondence or by clearly indicating the revised disclosure in the correspondence.
4.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.

RESPONSE:

The Registrant will respond as requested.

COMMENT 2. Statement of Additional Information: Investment Objective (and Policies) and Investment Limitations

With respect to original Comment 15, the Staff notes its original comment related to borrowing money and issuing senior securities. Additional Information was only provided with respect to borrowing money. Please include disclosure providing a brief explanation of what is permissible under the 1940 Act with respect to issuing senior securities.

RESPONSE:

The Registrant will revise the “Additional Information” section in each Fund’s SAI as follows (additions are bold and underlined below):

TOF and USTCR

“Additional Information

As a matter of non-fundamental investment policy regarding certain of the Fund’s investment restrictions, please note the following additional information.

In applying the borrowing and issuing senior securities limitation, in accordance with Section 18(f)(1) of the 1940 Act and current SEC rules and guidance, the Fund is permitted to borrow money, directly or indirectly, and issue senior securities provided that immediately after any such borrowing or issuance, the Fund has asset coverage of at least 300% for all of the Fund’s borrowings, and provided further that in the event that such asset coverage shall at any time fall below 300% the Fund shall, within three business days, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.

With respect to the borrowing and issuing senior securities limitation, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such limitation.”

TTO

“Additional Information

As a matter of non-fundamental investment policy regarding certain of the Fund’s investment restrictions, please note the following additional information.

In applying the borrowing and issuing senior securities limitations, in accordance with Section 18(f)(1) of the 1940 Act and current SEC rules and guidance, the Fund is permitted to borrow money, directly or indirectly, and issue senior securities provided that immediately after any such borrowing or issuance, the Fund has asset coverage of at least 300% for all of the Fund’s borrowings, and provided further that in the event that such asset coverage shall at any time fall below 300% the Fund shall, within three business days, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%.

With respect to the borrowing and issuing senior securities limitations, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such limitation.”

Part C – Other Information

COMMENT 3. Item 28(a) Declaration of Trust

With respect to original Comments 20 and 21, the Staff notes the Registrant’s response indicating that it declines to add the disclosure to each Fund’s Prospectus. Accordingly, the Staff requests that the requested disclosure changes should be made in an appropriate location in each Fund’s Statement of Additional Information.

RESPONSE:

The Registrant has reconsidered the Staff’s comments and believes that the Fund’s current disclosure continues to be appropriate and consistent with the requirements of Form N-1A. Therefore, the Registrant respectfully declines to make the requested revisions to each Fund’s Statement of Additional Information.

Questions on this letter or requests for additional information may be directed to me at (724) 720-8831 or Sheryl.McCall@FederatedHermes.com.

Very truly yours,

/s/ Sheryl L. McCall
Sheryl L. McCall
Senior Paralegal
Federated Hermes, Inc.